IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MERRILL DAVIDOFF,	)
)
Plaintiff,	)
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v.	)
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VITESSE SEMICONDUCTOR	)	Civil Action No.
CORP., CHRISTOPHER R.	)
GARDNER, EDWARD ROGAS JR.	)
MATTHEW B. FREY, STEVE P.	)
HANSON, JAMES H. HUGAR,	)
SCOT JARVIS, WILLIAM C.	)
MARTIN, KENNETH H. TRAUB,	)
MICROSEMI CORP., and LLIU 100)
ACQUISITION CORP.,	)
)
Defendants.	)
)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Merrill Davidoff (“Plaintiff”), by his undersigned attorneys, for this Verified Class Action Complaint, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”), other than Defendants (defined herein) and their immediate family members and affiliates, against Vitesse and its Board of Directors (the “Board” or the “Individual Defendants”), for violations of fiduciary duties and against Microsemi Corporation (“Parent”) and its wholly owned subsidiary LLIU 100 Acquisition Corporation (“Merger Sub,” and together with Parent, “Microsemi”) for aiding and abetting the same. Through this action, Plaintiff seeks to enjoin a proposed transaction announced on March 18, 2015, pursuant to which Vitesse will be acquired by Microsemi.

2. On March 17, 2015, the Board caused Vitesse to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Microsemi, through Merger Sub, will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Vitesse for $5.28 per share in cash (the “Proposed Transaction”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of Microsemi. The Proposed Transaction is valued at approximately $389 million.

3. On March 31, 2015, the Company filed with the Securities and Exchange Commission (the “SEC”) a Solicitation/Recommendation Statement on Form SC 14D9 (the “Recommendation Statement”) purportedly to inform its stockholders about the terms of the Proposed Transaction, the Tender Offer, and the negotiations thereof. The Recommendation Statement was filed the same day the Company filed a Schedule TO on Form SC TO-T with the SEC to announce the start of the Tender Offer period. The Tender Offer period expires on April 27, 2015.

4. As alleged herein, the Proposed Transaction is the result of a fundamentally flawed process and deprives Vitesse’s public stockholders of the ability to participate in the Company’s long-term prospects. The Board has breached its fiduciary duties by failing to maximize stockholder value and by agreeing to preclusive deal protection devices designed to prevent another bidder from emerging with a superior offer.

5. Moreover, the Recommendation Statement omits material information concerning both the negotiation process leading to the Proposed Transaction and the valuation of Vitesse. Without remedying the material omissions prior to the close of the Tender Offer period, the Board is asking Vitesse stockholders to make a material decision concerning their ownership of Vitesse without the critical information necessary to make a fully informed decision. The material omissions in the Recommendation Statement are critical to the general mix of information available to Vitesse stockholders.

6. Rather than undertake a full and fair process to maximize stockholder value as their fiduciary duties require, the Board agreed to a twenty-one day “go-shop” period that allows the Company to solicit superior proposals, which expired on April 7, 2015. In light of the other preclusive deal protections in the Merger Agreement, the go-shop provision appeared to be illusory. In addition to being an insufficient amount of time for a potential bidder to conduct due diligence and make an informed offer, even if the Company were to receive and accept a superior bid, the topping bidder would still be required to pay a termination fee of up to $13.6 million in addition to any additional consideration, representing a substantial naked premium as compared to the price paid by Microsemi.

7. Unsurprisingly, none of the twenty-eight potential acquirors contacted during the go-shop period submitted a superior proposal, and the Company is now subject to a strict “no-solicitation” provision that prohibits the Company from soliciting other potential acquirers or from continuing existing discussions with potential acquirors. The deal protection devices in the Merger Agreement unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Vitesse.

8. Moreover, the process was riddled with conflicts of interest, as the Individual Defendants engaged in self-dealing and obtained benefits for themselves not shared with Vitesse’s public stockholders. In conjunction with the execution of the Merger Agreement, the Individual Defendants and the Company’s largest stockholder, Raging Capital Master Fund, Ltd. (“Raging Capital”) (the “Major

Stockholders”), entered into a tender and support agreement (the “Support Agreement”) with Microsemi. The Support Agreement provides that the Major Stockholders, who collectively owned approximately 22% of the Company’s outstanding common stock as of the date of the Merger Agreement, must tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder.

9. It appears that Raging Capital had been looking to liquidate its current 20.9% stake in Vitesse, and its two designees on the Board ultimately served on the Strategic Advisory Committee (the “Committee”) that negotiated the Proposed Transaction. In total, the Company’s executives, the Board, and Raging Capital stand to receive over $82 million from tendering their shares in favor of the Proposed Transaction (of that total amount, Raging Capital is set to receive over $75 million). Christopher R. Gardner (“Gardner”), the Company’s Chief Executive Officer (“CEO”) and a director, is set to receive over $3.9 million in connection with the Proposed Transaction. After the Board approved the Merger Agreement, Vitesse’s Compensation Committee approved the accelerated vesting of restricted stock units (“RSUs”) held by non-employee directors effective immediately prior to the merger. This action put certain Individual Defendants in a position to receive over $630,000 collectively in financial benefits.

10. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and Vitesse’s other public stockholders, who will not receive the highest value available for their stock.

11. Plaintiff seeks to enjoin, preliminarily and permanently, the Proposed Transaction and, in the event the Proposed Transaction is consummated, recover damages as a result of the violations of law alleged herein.

PARTIES

12. Plaintiff is, and at all relevant times has been, a Vitesse stockholder.

13. Defendant Vitesse is a Delaware corporation and maintains its principal executive offices at 4721 Calle Carga, Camarillo, California 93012. Vitesse designs, develops, and markets various semiconductor products for carrier and enterprise networking applications worldwide. Vitesse’s common stock is traded on the NASDAQ under the ticker “VTSS.”

14. Defendant Gardner has served as the Company’s CEO since May 2006 and as a member of the Board since October 2006. Gardner entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

15. Defendant Edward Rogas Jr. (“Rogas”) has served as a director and Chairman of the Board since 2006. Rogas is a member of the Audit Committee and the Nominating and Governance Committee. Rogas entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

16. Defendant Matthew B. Frey (“Frey”) has served as a director of the Company since March 2013. Frey is a member of the Nominating and Governance Committee. Frey entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

17. Defendant Steve P. Hanson (“Hanson”) has served as a director of the Company since August 2007. Hanson is the Chair of the Nominating and Governance Committee. Hanson entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

18. Defendant James H. Hugar (“Hugar”) has served as a director of the Company since October 2009. Hugar is the Chair of the Audit Committee and a member of the Compensation Committee. Hugar entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

19. Defendant Scot Jarvis (“Jarvis”) has served as a director of the Company since May 2012. Jarvis is Chair of the Compensation Committee and a member of the Audit Committee. Jarvis entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction.

20. Defendant William C. Martin (“Martin”) has served as a director of the Company since August 2014. Martin is a member of the Nominating and Governance Committee. Martin entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction. In addition, Martin is the chairman and Chief Investment Officer of Raging Capital, which has also entered into the Support Agreement and is the Company’s largest stockholder.

21. Defendant Kenneth H. Traub (“Traub”) has served as a director of the Company since March 2013. Traub is a member of the Compensation Committee. Traub entered into the Support Agreement to tender all of the shares he owns or controls in favor of the Proposed Transaction. Traub was nominated to the Board by Raging Capital.

22. Defendants Gardner, Rogas, Frey, Hanson, Hugar, Jarvis, Martin, and Traub are collectively referred to as the “Individual Defendants.”

23. The Individual Defendants, by virtue of their positions as directors and/or officers of Vitesse, owe fiduciary duties to Plaintiff and the other public stockholders of Vitesse. Each of the Individual Defendants at all relevant times had the power to control and direct Vitesse to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations require them to act in the best interest of Plaintiff and all Vitesse stockholders.

24. As alleged herein, the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to Plaintiff and the Company’s other public stockholders, due to the fact that they have failed to maximize stockholder value in a proposed sale of the Company.

25. Defendant Parent is a Delaware corporation with its headquarters located at One Enterprise, Aliso Viejo, California 92656. Parent designs, manufactures, and markets analog and mixed-signal semiconductor solutions in the United States, Europe, and Asia. Parent’s stock is traded on the NASDAQ under the ticker “MSCC.”

26. Defendant Merger Sub is a Delaware corporation and wholly owned subsidiary of Microsemi that was created for the purposes of effectuating the Proposed Transaction.

27. Collectively, Vitesse, the Individual Defendants, Parent, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of all holders of Vitesse common stock who are being and will be harmed by Defendants’ actions as described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of March 13, 2015, the Company had 69,210,370 shares of outstanding common stock, held by hundreds, if not thousands, of individuals and entities geographically dispersed throughout the country.

31. There are questions of law and fact that are common to the Class, including, inter alia, whether: (i) the Individual Defendants have and are breaching their fiduciary duties owed to Plaintiff and the Class; and (ii) the Class has been irreparably damaged by Defendants’ conduct complained of herein.

32. Plaintiff’s claims are typical of the claims of the Class. Plaintiff and the Class have and will sustain damages arising out of Defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

33. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other Class members who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

34. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury, to the Class as a whole. Therefore final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background

35. Vitesse was founded in 1984 and is headquartered in Camarillo, California.

36. According to the Company’s website, Vitesse is a fabless supplier of high-performance integrated circuits (“ICs”), application software, and integrated turnkey systems solutions used primarily in Carrier, Enterprise, and industrial Internet of Things (“loT”) network applications. Vitesse has historically focused on both Carrier and Enterprise networking, selling into many of the leading original equipment managers (“OEMs”) that service these markets.

37. Today, Vitesse is a leading supplier of ICs for next-generation Ethernet-based Carrier, Enterprise, and loT networks worldwide. The Company designs, develops, and markets a diverse portfolio of high-performance, feature-rich, low-power and cost-competitive Ethernet networking and connectivity IC solutions, associated applications and protocol software.

The Company is Poised for Growth

38. The Company has been growing rapidly in the last few years. In fiscal year 2014, the Company reported $1.14 billion in revenue. In fact, its revenue has doubled in the last five years.

39. In an August 5, 2014 press release announcing the Company’s third quarter fiscal year 2014 results, Vitesse CEO, Gardner, commenting on the Company’s strong performance, stated:

Our recent performance has increased our confidence that Vitesse is well-positioned for significant and sustained long-term revenue growth and profitability. New product revenue momentum continues, growing 21% sequentially and 79% over the year ago quarter, and now comprises over 50% of total revenue. The inflection point in our business is now clearly evident, as the growth of our new product portfolio again outstripped the decline of our legacy business, resulting in total revenue growth of 6% sequentially and 3% from the year ago quarter . . . . At the same time, we have substantially strengthened our balance sheet, positioning us to retire all of our near-term debt and further our growth initiatives. Vitesse now has the infrastructure and the resources to support a much larger base of customers. Coupled with our substantial operating leverage, margins on our future growth will flow to the bottom line.

The markets are validating our technology focus and strategy. Today, we see Ethernet virtually everywhere, creating opportunities for Vitesse in areas such as Gigabit Wi-Fi, loT, storage, and automotive. Because our new Ethernet product portfolio can serve these markets now, we are adding new customers at an accelerating pace while increasing opportunities and design wins with existing customers.

40. In 2014, Vitesse decided to focus on Ethernet, reasoning that Ethernet would become the dominant networking technology for the next decade and launched its “Ethernet Everywhere” strategy. This strategy paid off as Vitesse achieved a non-GAAP operating profit of $1 million for the fourth quarter of 2014. In a December 4, 2014 press release announcing the Company’s fourth quarter and fiscal year 2014 results, Gardner touted the Company’s results:

We are very pleased with the success of Vitesse’s “Ethernet Everywhere” strategy and our execution is increasingly evident as demonstrated by our revenue growth, the upward trend in gross margins, design win success, and now, achieving non-GAAP operating profitability.

In 2014, design wins for our new products reached record highs. Major wins in Carrier and Enterprise continued accumulating steadily, while those in emerging markets, such as Industrial-loT and Storage, accelerated dramatically. loT experienced a 200% increase in design wins in the year, now representing 37% of the total. loT was also a major contributor to our 130 new customers in the year. We believe this growth in loT will continue as the need to network all things escalates, expanding our served market by nearly $400 million. This market provides multiple avenues to create substantial revenue growth and literally transform Vitesse. Accordingly, we have updated our reporting structure to breakout our loT business as a third core market.

To address our growing opportunities, we invested in our development organizations, adding critical industry expertise in hardware and software, and in our marketing and sales organizations, including hiring additional sales representatives and distributors. We also achieved a financial milestone by eliminating the dilution overhang with the repayment of our convertible debentures. While our legacy business has declined over the past several years, our new business is growing rapidly. We are increasingly confident that this growth, combined with strengthening gross margins, the high degree of operating leverage in our business, and our improved balance sheet, will generate significant shareholder value.

41. In the February 3, 2015 press release announcing the Company’s first quarter fiscal year 2015 results, Vitesse continued to report successful results. Commenting on the results, Gardner stated:

New product revenue continues on a solid trajectory reaching $16.2 million in the quarter, up 82% on a year to year basis. New products now represent 68% of our total product revenue . . . . Our customer profile continues to grow and evolve as our position strengthens in new, adjacent markets such as IoT and storage, which are literally reshaping our business and expanding our market opportunity. Our expanded sales team dramatically increased both opportunities and design wins, more than doubling the number of new customers in the pipeline, setting us on pace for another record year. As Ethernet propagates into new markets, our total addressable market will triple from approximately $1 billion today to over $3 billion by 2020.

As anticipated, we saw a meaningful decrease in revenue from our legacy products in the first quarter and expect another smaller decline in the second quarter. These declines will be more than offset by new product revenue growth of 50% to 75% for the full fiscal year. We continue to manage expenses carefully as we move through the transition and remain on target to deliver gross product margins of 60% in fiscal year 2015. All told, the leading indicators of our business are strong and we are well positioned with the technology, products, market position, and customers to capitalize on the exciting growth opportunities we are seeing in the market.

The Flawed Process

42. In October 2011, the Board formed the Committee to explore potential transactions that would be reasonably likely to enhance stockholder value and that would reduce Vitesse’s substantial indebtedness that would begin to mature in February 2014.

43. In 2012, Vitesse engaged Needham & Company, LLC (“Needham”) to act as sole book-running manager to Vitesse in connection with a proposed public offering, and also engaged Needham as its exclusive financial advisor in connection with a strategic transaction.

44. Pursuant to this engagement, Vitesse commenced its first public offering on December 6, 2012, with Needham acting as sole book-running manager, raising net proceeds of approximately $18.8 million.

45. Needham also advised the Committee and the Board with respect to unsolicited inquiries from companies interested in exploring a possible transaction with Vitesse, including several proposals received from Microsemi beginning in 2013.

46. In late 2012, Company A contacted the Board regarding a possible strategic transaction. On December 17, 2012, Company A submitted a non-binding proposal to acquire Vitesse for cash consideration of $2.50 to $3.00 per share. On January 9, 2012, Company A increased its proposed purchase price to

$2.75 to $3.25 per share. Vitesse entered into a non-disclosure agreement (“NDA”) with Company A on February 22, 2012, and on March 7, 2013, Company A fixed its proposed purchase price at $3.05 per share and requested exclusivity to negotiate a transaction.

47. On March 7, 2013, the Board, apparently without input from Needham, determined not to continue discussions with Company A unless it increased its offer price. Company A declined to increase its offer price and indicated it would not continue to pursue a transaction with Vitesse.

48. Concerned that Company A may make its efforts to acquire Vitesse public, the Board authorized management to meet with other potential acquirors and take other steps to increase the likelihood that other potential acquirors would be in a position to bid. From these efforts, Microsemi and another unnamed company expressed interest in a possible transaction.

49. On March 13, 2013, Vitesse and Microsemi entered into a NDA which contained an eighteen month standstill provision expiring on September 13, 2014.

50. On April 17, 2013, Company B submitted a non-binding proposal to acquire Vitesse for cash consideration of $3.25 to $3.50 per share, and requested exclusivity to negotiate a deal.

51. On May 15, 2013, Microsemi submitted a non-binding proposal to acquire Vitesse for cash consideration of $2.80 per share and requested exclusivity to negotiate a deal.

52. The Board, without input from Needham, informed Company B and Microsemi that Vitesse was not interested in pursuing a sale transaction.

53. On June 19, 2013, Vitesse commenced a second public offering of its common stock with Needham acting as the sole book-running manager, raising net proceeds of approximately $37.5 million.

54. On May 19, 2014, Microsemi submitted a second non-binding proposal to acquire Vitesse for cash consideration of $4.00 per share and again requested exclusivity to negotiate a transaction.

55. On May 21, 2014, the Committee met to consider Microsemi’s latest proposal, with Needham and Vitesse’s counsel present. The Committee asked Needham to prepare a comprehensive valuation analysis to assist the Committee in evaluating Microsemi’s proposal.

56. On May 29, 2014, the Committee concluded that pursuing a possible sale transaction at Microsemi’s proposed price would likely preclude the Company from raising capital during the negotiations. Upon the Committee’s advice, the Board authorized management to continue with its capital raising plans and pursue a public offering of Vitesse’s common stock, and Microsemi was informed the same day that the Company was not interested in pursuing a sale.

57. On June 11, 2014, Vitesse commenced a public offering of its common stock with Needham acting as the sole book-running agent, raising net proceeds of approximately $26.7 million. Raging Capital, the Company’s largest stockholder, purchased 1.6 million shares in this offering, raising its stake in Vitesse to 14.3 million shares. Raging Capital currently owns approximately 21% of Vitesse’s outstanding shares.

58. From June 2014 through August 2014, Microsemi continued to express interest in acquiring Vitesse, with the chairman of the board and chief executives of Microsemi reaching out to Gardner, suggesting that Microsemi would consider increasing its offer if a higher value could be justified through management discussions and diligence. Vitesse continued to maintain that the Company was not for sale but expressed a willingness to continue discussions if Microsemi extended the standstill agreement set to expire on September 13, 2014.

59. On August 15, 2014, the Board unanimously resolved to expand the Board’s size from seven to eight members to appoint Martin of Raging Capital as a director. Martin’s appointment became effective on August 20, 2014.

60. As described in more detail below, soon after Martin joined the Board, certain measures were taken to increase the likelihood of the Company being acquired and to give Raging Capital more say over the process.

61. On September 5, 2014, Microsemi sent a letter to Vitesse reiterating its $4.00 per share cash offer, requesting to engage with Vitesse in discussions, and indicated a willingness to extend the standstill agreement by six months. Gardner sent an amendment to the NDA extending the standstill agreement by six months but Microsemi did not respond and the standstill expired on September 13, 2014.

62. On September 8, 2014, shortly after Martin joined the Board, the Committee resolved to initiate a process to seek third-party interest in an acquisition of Vitesse, and on October 1, 2014, Needham presented a list of potential buyers and an overview of transaction timing.

63. Also on October 1, 2014, the Committee was reconstituted in light of the decision to conduct a sale process. The Committee was reduced from six to three members to create a “smaller, more efficient working group,” with Martin and Traub, Raging Capital’s Board designees, appointed as two out of the three members. Traub was subsequently appointed as Chairman and was ultimately given authority to negotiate with Microsemi on the Company’s behalf.

64. In addition, the Compensation Committee approved up to $1 million in bonus payments to certain employees identified by Gardner (although Gardner himself was ineligible) in connection with an acquisition of Vitesse and approved a new employment agreement for Gardner and Martin S. McDermut, the Company’s Chief Financial Officer, which provided for an increase in severance payments if termination occurred in connection with a change of control.

65. On October 31, 2014, Vitesse retained Deutsche Bank Securities Inc. (“Deutsche Bank”) to act as an additional financial advisor and modified the success fee payable to Needham upon the closing of a strategic transaction. In November and December 2014, Deutsche Bank made presentations to the Board and met with management to prepare for a sale process.

66. From January 5, 2015 through February 2015, twenty-seven potential buyers were contacted, including Company A, Company B, and Microsemi and Vitesse executed NDAs with eleven companies. Management conducted meetings with ten of these companies.

67. On January 26, 2015, Microsemi was advised of Vitesse’s sale process at a lunch between Gardner and James Peterson (“Peterson”), Chairman and CEO of Microsemi. On February 5, 2015, Microsemi and Vitesse amended their current NDA and extended the standstill provision until March 13, 2015.

68. On February 10, 2015, Microsemi submitted a non-binding proposal to acquire Vitesse for $4.75 per share in cash and requested exclusivity to negotiate a transaction. Gardner and Peterson communicated by email over the next few days. Gardner informed Peterson that the Board would consider Microsemi’s proposal at a Board meeting on February 18, 2015, and Peterson indicated that Microsemi was pursuing another strategic transaction and needed a response from Vitesse as soon as possible.

69. From February 12, 2015 through February 18, 2015, Deutsche Bank informed the other potential acquirors that the Company’s sale process was concluding and that such parties should act quickly if they intended to make a proposal. No other proposals were received before February 18, 2015.

70. At the February 18, 2015 Board meeting, Deutsche Bank indicated that eight parties were still considering making a proposal, and the Board authorized Traub to negotiate a higher price and better terms from Microsemi.

71. On February 18, 2014, Microsemi delivered a revised indication of interest with a purchase price of $5.28 per share in cash, a twenty-day exclusivity period, a twenty-one day post announcement go-shop period, and an anticipated time to announce the transaction of six weeks or less.

72. On February 20, 2015, the Board was informed that four parties in addition to Microsemi were still evaluating whether to make a proposal to acquire Vitesse. Despite this, the Board determined to enter into exclusivity with Microsemi, which commenced on February 23, 2014.

73. On March 5, 2015, an unnamed party that had signed a NDA but was unable to schedule a management meeting previously requested additional information and a meeting. However, Vitesse could not engage with this party due to the exclusivity period with Microsemi and informed Microsemi of these communications pursuant to the exclusivity agreement.

74. On March 11, 2015, Traub met with representatives of Microsemi to discuss the open issues in the Merger Agreement and agreed to extend the exclusivity period until March 17, 2015.

75. On March 16, 2015, the Board unanimously approved the Proposed Transaction, and on March 17, 2015, Deutsche Bank delivered its fairness opinion and the Merger Agreement was executed.

76. The Board failed to run a fair process and appears to have favored Microsemi as a potential acquirer.

The Proposed Transaction

77. On March 18, 2015, Vitesse announced that it had entered into the Merger Agreement with Microsemi, pursuant to which Microsemi, through Merger Sub, will commence the Tender Offer to acquire all of the outstanding shares of Vitesse for a purchase price of $5.28 per share in cash. The press release provides, in pertinent part:

ALISO VIEJO, Calif. and CAMARILLO, Calif., March 18, 2015 /PRNewswire/ — Microsemi Corporation (MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Vitesse Semiconductor Corporation (VTSS), jointly announced today that Microsemi has entered into a definitive agreement to acquire Vitesse for $5.28 per share through a cash tender offer, representing a premium of 32 percent based on the average closing price of Vitesse’s shares of common stock during the 30 trading days ended March 17, 2015. The board of directors of Vitesse unanimously recommends that Vitesse’s stockholders tender their shares in the tender offer. The total transaction value is approximately $389 million.

Headquartered in Camarillo, California, Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems solutions for carrier, enterprise and Internet of Things (loT) networks worldwide. Vitesse’s products enable the fastest-growing network infrastructure markets including mobile access/IP edge, enterprise cloud access, and industrial-loT networking.

“This acquisition is further evidence of Microsemi’s continuing commitment to grow as a communications semiconductor company,” stated James J. Peterson, Microsemi chairman and CEO. “Vitesse’s highly complementary technology suite will expand our product offering and accelerate growth with differentiated technology in emerging markets, while benefitting from the increased scale, consolidated infrastructure and cost savings of the combined entity.”

“The proposed acquisition of Vitesse by Microsemi will create a powerful combination,” said Chris Gardner, Vitesse’s chief executive officer. “I believe Microsemi will be able to leverage Vitesse’s Ethernet technology and capabilities further into the communications market and has the scale to implement the adoption of our industrial loT strategy.”

Microsemi expects significant synergies from this transaction and expects to see immediate accretion in the first full quarter of completion. Based on current assumptions, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in its first full fiscal year ending September 30, 2016.

*    *    *

Tender Offer and Closing

Under the terms of the definitive acquisition agreement, Microsemi will commence a cash tender offer to acquire Vitesse’s outstanding shares of common stock at $5.28 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $5.28 per share in cash. The tender offer is subject to customary conditions, including the tender of at least a majority of the outstanding shares of Vitesse’s common stock on a modified fully diluted basis and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in Microsemi’s fiscal third quarter, ending June 28, 2015. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were unanimously approved by the boards of directors of both Microsemi and Vitesse. Microsemi has received support agreements from Vitesse stockholders holding approximately 22 percent of Vitesse’s outstanding common shares. Under the terms of the support agreements, these stockholders have agreed to tender their shares in the tender offer.

Under the terms of the merger agreement, Vitesse may solicit superior proposals from third parties for a “go shop” period of 21 calendar days continuing through April 7, 2015. It is not anticipated that any developments will be disclosed with regard to this process unless and until Vitesse’s board of directors makes a decision to pursue a potential superior proposal. Deutsche Bank will assist Vitesse with its go shop process. There are no guarantees that this process will result in a superior proposal. The merger agreement provides Microsemi with a customary right to match a superior proposal. The agreement also provides for certain break-up fees payable to Microsemi in connection with the termination of the agreement in certain circumstances.

The Proposed Transaction Fails to Maximize Stockholder Value

78. The Proposed Transaction consideration is inadequate and significantly undervalues the Company. Microsemi is seeking to acquire the Company at the most opportune time, at a time when the Company is poised for substantial growth. More specifically, the synergies created by the Proposed Transaction coupled with analyst expectations and the Company’s recent growth and dominant Ethernet market position, demonstrate that the $5.28 per share offer price is inadequate.

79. First, the Proposed Transaction consideration fails to adequately compensate Vitesse’s stockholders for the significant synergies created by the Proposed Transaction. In the March 18, 2015 press release announcing the Proposed Transaction, Microsemi noted that, due to synergies from the Proposed Transaction, it expects to see immediate accretion in the first full quarter of completion. In total, Microsemi expects the acquisition to be $0.16 to $0.20 per share accretive in the first fiscal year ending September 30, 2016.

80. Given the Company’s prospects for future growth, Ascendiant Capital’s David Williams and Cody Acree called the offer a “bit low:”

[G]iven what we think VTSS could earn on its own in the next 12-24 months, the $389 million offer appears a bit low, in our opinion. With that, we would not be surprised if other offers materialize over the next three weeks, specifically given that MSCC expects the deal to be immediately accretive in the first quarter after closing and for the full year, which is indicative of the relatively inexpensive price MSCC is paying for the asset. Potential suitors could include Broadcom or Marvell, who are already leaders in Ethernet and would see natural synergies in VTSS’s portfolio or Avago who has also been particularly acquisitive. Overall, with recent tech M&A activity, we are not surprised to see this acquisition. We have long believed the company presented a significant value proposition as the underlying growth drivers were developing, yet masked by the declining mature products. We believe VTSS’s 3Q was the turning point for the company, with clear line of sight to continued profitability. Although we do see the current acquisition partner as a good fit, we would have expected a moderately higher premium, more in-line with the growth opportunities ahead.

81. Other analysts have also weighed in. Of the six analysts following Vitesse on Yahoo! Finance, at least one analyst has set a price target for the Company at $6.00 per share, representing a 12% premium to the price being offered by Microsemi. The mean target of these analysts is $5.41. Moreover, Vitesse’s shares have been consistently trading at or above the $5.28 offer price since the Proposed Transaction was announced on March 18, 2015.

82. The Board’s decision to sell the Company for inadequate consideration fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of Vitesse’s promising growth.

The Unreasonable Deal Protection Provisions

83. To ensure the Proposed Transaction is consummated on its present terms, and in violation of the duty of the Individual Defendants to maximize stockholder value, the Merger Agreement contains preclusive deal terms designed to favor Microsemi and to deter alternative bids. These provisions include: (i) a strict “no-solicitation” provision that prohibits the Company from soliciting other potential acquirers or from continuing existing discussions with potential acquirers; (ii) a provision that provides Microsemi with four business days to match any competing proposal in the event one is made, and an additional three business day period to negotiate after the Company has agreed to a superior proposal; and (iii) a provision that requires the Company to pay Microsemi a termination fee of either $6.8 million or $13.6 million (depending on the timing) in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Vitesse.

84. While Section 7.3(a) of the Merger Agreement contains a “go-shop” provision that allowed the Company to solicit other acquisition proposals until April 7, 2015, the other terms inhibited a potential bidder from coming forward. If the Company were to accept a superior proposal during the go-shop period, Vitesse must pay to Microsemi a “termination fee” of $6.8 million if the agreement is entered into three full business days prior to the initial expiration date of the Tender Offer, or $13.6 million if such termination occurs thereafter. This provision significantly waters down the positive effect of a go-shop window, as any potential suitor will essentially have to pay a naked premium, in addition to the merger consideration, for the right to provide Vitesse stockholders with a superior offer. Put simply, the go-shop is limited and inadequate, and indeed, of the twenty-eight potential acquirors contacted during the go-shop period, none submitted a superior proposal, and the Company is now subject to a strict “no-solicitation” provision.

85. Section 7.3(b) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers after the expiration of the go-shop period in order to procure a price in excess of the amount offered by Microsemi. This Section also requires that the Company terminate any and all discussions with other potential acquirers.

86. Pursuant to Section 7.3(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Microsemi of the bidder’s identity and the terms of the bidder’s offer and grant Microsemi four business days to negotiate with the Company to amend the Merger Agreement so that the third party’s proposal is no longer a superior offer. Additionally, if the Company thereafter agrees to enter into the superior acquisition proposal with the other bidder, Microsemi will be provided with the written agreement and concomitant terms and conditions of the superior offer and have an additional three business days with which to negotiate with the Company and amend the Merger Agreement.

87. Finally, Section 9.3 of the Merger Agreement provides that a termination fee of $13.6 million must be paid by Vitesse to Microsemi if the Company decides to pursue a competing offer after the expiration of the go-shop period.

The Individual Defendants’ Self-Interest in the Proposed Transaction

88. Compounding their breaches of fiduciary duties and failing to maximize stockholder value, the Individual Defendants will reap benefits from the Proposed Transaction not shared with the Company’s public stockholders.

89. First, Section 3.5 of the Merger Agreement states that the officers of the Company shall be the initial officers of the surviving corporation, and remain officers until their respective successors are duly elected or appointed, resignation, or removal. Further, the Proposed Transaction will allow the Individual Defendants to collect any change-of-control benefits (including, but not limited to, the vesting of stock options and any restricted stock awards).

90. The insiders are also receiving financial benefits not shared by the Company’s public stockholders. The executive officers, the Individual Defendants, and Raging Capital collectively own 15,691,265 shares of Company stock. At the $5.28 per share offer price, this results in over $82 million dollars payable to the officers, directors, and their affiliates when these shares are tendered.

91. For this reason, the Major Stockholders entered into the Support Agreement. The Support Agreement provides that the Major Stockholders, who control 22% of the outstanding shares, have agreed to tender their shares of Company common stock in favor of the Proposed Transaction, take certain other actions in furtherance of the Proposed Transaction, and to not vote any of their shares in favor of an alternative acquisition proposal from a third party bidder. Together, the Major Stockholders and Microsemi hold approximately 23.5% of the outstanding shares of the Company.

92. In addition, the Compensation Committee approved the accelerated vesting of all Company RSUs held by non-employee directors immediately prior to the merger. As a result, the Individual Defendants eligible for this benefit will receive over $630,000 from their unvested RSUs which will vest as a result of the Proposed Transaction. The non-employee directors stand to receive over $111,000 from their shares underlying RSUs. Assuming the change in control occurs on April 27, 2015, Gardner stands to receive over $3.9 million under the terms of his employment agreement.

The Recommendation Statement is Materially Misleading

93. To compound matters, the Recommendation Statement omits material information necessary for Vitesse’s stockholders to make an informed decision as to whether to tender their shares or seek appraisal. By omitting such information, the Board is breaching its fiduciary duty of candor to the Company’s public stockholders. As set forth in more detail below, the Recommendation Statement omits and/or misrepresents material information concerning, inter alia: (i) the sale process leading to the Proposed Transaction; (ii) the data, inputs, and analyses underlying the opinion prepared by Deutsche Bank; and (iii) the management-prepared forecasts of Vitesse. More specifically, the Recommendation Statement is deficient and misleading for the following reasons:

Information Relating to the Background of the Merger

94. The Recommendation Statement omits the following information with respect to the events leading up to the Proposed Transaction: (i) what other specific transactions and initiatives that could reasonably be likely to enhance stockholder value were considered by the Strategic Advisory Committee in October 2011; (ii) the steps the Board determined to take to increase the likelihood that other potential acquirors would be in a position to bid for Vitesse if Company A made public its efforts to acquire the Company in March 2013; (ii) whether the Committee or the Board had discussions amongst themselves or with Martin prior to August 13, 2014 about Martin joining the Board; (iv) the Board’s reason for reconstituting the Committee on October 1, 2014; (v) why Hanson, Martin, and Traub were appointed to the Committee; (vi) details of the substance, nature, and timing of any discussions between the Company and Microsemi regarding executive retention; and (vii) whether Vitesse entered into standstill agreements with any other potential bidders and whether those standstill agreements are still in place.

Information Relating to Deutsche Bank’s Analysis

95. The Recommendation Statement omits the following information with respect to Deutsche Bank’s financial analysis:

(a) The Selected Public Companies Analysis fails to disclose the following revenue multiples for each of the selected public companies analyzed: (i) EV/2015 revenue; (ii) EV/2016 revenue; (iii) P/2015 EPS; (iv) P/2016 EPS. The Recommendation Statement also fails to disclose whether Deutsche Bank performed any type of benchmarking analysis for Vitesse in relation to the selected public companies.

(b) The Selected Precedent Transaction Analysis fails to disclose the individual last twelve months and next twelve months EV/revenue multiples for each of the selected transactions analyzed by Deutsche Bank.

(c) The Discounted Cash Flow Analysis fails to disclose: (i) the definition of “unlevered free cash flow” used by Deutsche Bank in its analysis; (ii) the beginning balance and present value of the NOLS incorporated into Deutsche Bank’s analysis; (iii) the implied terminal EBITDA and/or revenue multiple range resulting from this analysis; and (iv) the individual inputs and assumptions used by Deutsche Bank to derive the discount rate range of 13% to 17%.

96. The Recommendation Statement omits the following information with respect to the Company’s financial projections: (i) the factors that are driving the average growth rate of 24% from fiscal 2015 to 2019; (ii) why management expects that growth rate, which for the four years prior was estimated to be 24%, to virtually stop after fiscal 2019 and decline to 2% to 4%; (ii) taxes (or tax rate), changes in net working capital, any other adjustments to unlevered free cash flow, and unlevered free cash flow for fiscal years 2016 through 2019; and (iii) revenue, EBITDA, EBIT (or D&A), taxes (or tax rate), capital expenditures, changes in net working capital, stock-based compensation expense, any other adjustments to unlevered free cash flow, and unlevered free cash flow for calendar years 2015 through 2018.

97. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Breaches of Fiduciary Duties

(Against the Individual Defendants)

98. Plaintiff repeats and realleges all previous allegations as if fully set forth herein.

99. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Vitesse. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the Class of the value of their investment in Vitesse.

100. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty, care, and candor because, inter alia:

(a) they have agreed to the Proposed Transaction for inadequate consideration;

(b) they have failed to properly value Vitesse;

(c) they have failed to maximize stockholder value; and

(d) they have failed to provide critical information to shareholders in the Recommendation Statement.

101. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will deprive Plaintiff and the Class of their fair proportionate share of Vitesse’s valuable assets and businesses, to the irreparable harm of Plaintiff and the Class.

102. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Vitesse’s assets and will be prevented from benefiting from a value-maximizing transaction.

103. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duties

(Against Vitesse, Parent, and Merger Sub)

104. Plaintiff repeats and realleges all previous allegations as if fully set forth herein.

105. Defendants Vitesse, Parent, and Merger Sub, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breaches of their fiduciary duties.

106. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Vitesse, Parent, and Merger Sub which, therefore, have aided and abetted such breaches in the possible sale of Vitesse to Microsemi.

107. As a result of the unlawful actions of Defendants Vitesse, Parent, and Merger Sub, Plaintiff and the Class will be irreparably harmed in that they will not receive adequate value for Vitesse’s assets and business. Unless the actions of Defendants Vitesse, Parent, and Merger Sub are enjoined by the Court, Defendants Vitesse, Parent, and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the Class.

108. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

C. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

D. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

Jessica Zeldin (#3558)
P. Bradford deLeeuw (#3569)
919 N. Market Street, Suite 1401
Wilmington, DE 19801
Telephone: (302) 656-4433
Facsimile: (302) 658-7567
Attorneys for Plaintiff

OF COUNSEL:

KIRBY McINERNEY LLP

J. Brandon Walker

Melissa A. Fortunato

825 Third Avenue, 16th Floor

New York, New York 10022

Telephone:  (212) 371-6600

Facsimile:   (212) 699-1194

April 10, 2015

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